SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Trade Street Residential, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89255N203
(CUSIP Number)

Evan Gartenlaub General Counsel Senator Investment Group LP 510 Madison Avenue, 28th Floor New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89255N203	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Senator Investment Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,316,055
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,316,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,316,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 89255N203	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Douglas Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,316,055
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,316,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,316,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89255N203	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Alexander Klabin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,316,055
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,316,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,316,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89255N203	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on January 22, 2014 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the common stock, $0.01 par value (the "Common Stock"), of Trade Street Residential, Inc., a Maryland Corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 4, 5 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As disclosed in the Current Report on Form 8-K filed by Independence Realty Trust, Inc. ("IRT") on May 12, 2015 (the "Form 8-K"), on May 11, 2015, IRT and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which IRT has agreed to acquire all of the outstanding Common Stock of the Issuer (the "Merger").

On May 11, 2015, each of the Funds entered into a voting agreement (the "Voting Agreements") with IRT pursuant to which each of the Funds agreed to vote the shares of Common Stock held by it in favor of approval of the Merger and in furtherance thereof each of the Funds agreed to comply with certain restrictions on the disposition of the shares of Common Stock held by it. Each of the Funds also entered into a lock-up agreement with IRT pursuant to which, subject to certain exceptions, the Funds will be subject to restrictions on the sale of shares of IRT common stock for a period of 180 days following the closing of the Merger.

The foregoing summary of the Voting Agreements is not complete, and is qualified in its entirety by reference to the texts of the agreements, which are referenced as Exhibit 3 and Exhibit 4 to this Amendment No. 1 (and which are incorporated by reference to Exhibit 10.2 and 10.3 of the Form 8-K).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 36,809,108 shares of Common Stock outstanding as of May 1, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2015.

(c)	There have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

CUSIP No. 89255N203	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 3: Voting Agreement by and between IRT and Senator Global Intermediate Fund LP (incorporated by reference to Exhibit 10.2 to the Form 8-K).

Exhibit 4: Voting Agreement by and between IRT and Senator Global Opportunity Fund LP (incorporated by reference to Exhibit 10.3 to the Form 8-K).

CUSIP No. 89255N203	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2015

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
DOUGLAS SILVERMAN

/s/ Evan Gartenlaub as Attorney-in-Fact**
ALEXANDER KLABIN

* Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.

** Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.